Exhibit 99.59

CERTIFICATE OF QUALIFIED PERSON

DAVID BURGA, P.GEO.

I, David Burga, P. Geo., residing at 3884 Freeman Terrace, Mississauga, Ontario, do hereby certify that:

1.	I am an independent geological consultant contracted by Lithium Americas Corporation.

2.

This certificate applies to the technical report titled “Updated Feasibility Study and Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, (the “Technical Report”) with an effective of March 29th, 2017.

3.

I am a graduate of the University of Toronto with a Bachelor of Science degree in Geological Sciences (1997). I have worked as a geologist for a total of 20 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Association of Professional Geoscientists of Ontario (License No 1836). I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

• Exploration Geologist, Cameco Gold	1997-1998
• Field Geophysicist, Quantec Geoscience	1998-1999
• Geological Consultant, Andeburg Consulting Ltd.	1999-2003
• Geologist, Aeon Egmond Ltd.	2003-2005
• Project Manager, Jacques Whitford	2005-2008
• Exploration Manager – Chile, Red Metal Resources	2008-2009
• Consulting Geologist	2009-Present

4.	I have visited the Property that is the subject of this Technical Report on January 24, 2017.

5.

I am responsible for Sections 2, 3, 5-11,23, 24 and 27 and co-authoring Sections 4, 12, 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto. Sections 2.4.1 and Sections 4-12 were taken from the 2012 King, Kelley, Abbey report. Sections 4,5,6 and 12 were updated for the 2017 report. My role in Sections 7-11 is in a review capacity.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have had no prior involvement with the Property that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 29, 2017

Signing Date: May 11, 2017

{SIGNED AND SEALED} [David Burga]

David Burga, P.Geo.